Prospectus Supplement No. 6
Filed Pursuant to Rule 424(b)(3)
File No. 333-145168

Prospectus Supplement No. 6

(to Final Prospectus dated August 14, 2007)

This Prospectus Supplement No. 6 supplements and amends the final prospectus dated August 14, 2007, as supplemented and amended by Supplement No. 1 thereto dated August 21, 2007, Supplement No. 2 thereto dated September 11, 2007, Supplement No. 3 thereto dated September 14, 2007, Supplement No. 4 thereto dated September 19, 2007 and Supplement No. 5 thereto dated October 11, 2007 (collectively, the “Final Prospectus”), relating to the sale from time to time of up to 1,874,998 shares of our common stock by certain selling shareholders.

On October 22, 2007, we filed with the U.S. Securities and Exchange Commission the attached Current Report on Form 8-K relating to our entry into a settlement agreement J Giordano Securities Group.

This Prospectus Supplement No. 6 should be read in conjunction with the Final Prospectus and is qualified by reference to the Final Prospectus except to the extent that the information in this Prospectus Supplement No. 6 supersedes the information contained in the Final Prospectus.

Our shares of common stock are quoted on the OTC Bulletin Board and trade under the ticker symbol “MCVI.”  On October 17, 2007, the closing price of a share on the OTC Bulletin Board was $2.43.

Investing in our common stock involves a high degree of risk, including the risk that we have no assurance of future profitability and the fact that the report of our independent registered public accounting firm expresses doubt about our ability to continue as a going concern.  See “Risk Factors” beginning on page 5 of the Final Prospectus dated August 14, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 6 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 6 is October 22, 2007.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

October 19, 2007

Date of report (Date of earliest event reported)

MedicalCV, Inc.

(Exact name of registrant as specified in its charter)

Minnesota	000-33295	41-1717208
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

9725 South Robert Trail

Inver Grove Heights, Minnesota 55077

(Address of principal executive offices, including zip code)

(651) 452-3000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01       ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

On October 19, 2007, we entered into a settlement agreement with J Giordano Securities LLC d/b/a J Giordano Securities Group (“JGSG”) pursuant to which we will pay JGSG $750,000 in cash on or before October 22, 2007. Without admitting any liability or wrongdoing, the settlement agreement settles and resolves all disputes, claims and matters in controversy between our company and JGSG stemming from our engagement agreement with JGSG dated December 21, 2004.

JGSG had filed a complaint for breach of the engagement agreement against us in the United States District Court for the District of Connecticut, alleging that JGSG was entitled to additional compensation pursuant to certain financing activities by us that occurred in December 2005, January 2006, and October 2006, as well as certain compensation relating to registration of the shares underlying the warrants issued to JGSG as compensation in connection with the April 2005 private placement of our securities in which JGSG was a placement agent. We had moved to dismiss or stay the federal action and to compel arbitration before the National Association of Securities Dealers, pursuant to which the federal action was stayed. JGSG then filed a statement of claim and we filed a counterclaim in the arbitration, alleging breach of the engagement agreement and fraud in the inducement. JGSG then filed an amended statement of claim in the arbitration, pursuant to which JGSG claimed it was entitled to alleged damages of $3,346,565 plus reimbursement for reasonable expenses, interest, costs and attorneys’ fees. In order to avoid the costs, uncertainty, and inconvenience associated with adversary proceedings, we decided to enter into a settlement agreement with JGSG, effective October 19, 2007.

As a result of signing the settlement agreement, JGSG and our company will mutually release each other from any and all claims, demands, and causes of action, suits, debts or liabilities of any kind which were or could have been asserted in the federal action or arbitration.

The foregoing description is qualified in its entirety by reference to the settlement agreement at Exhibit 10 to this report, which is incorporated by reference in response to this Item 1.01.

On October 22, 2007, we issued a press release relating to our entry into the settlement agreement. This press release, which appears as Exhibit 99 to this report, is incorporated by reference in response to this Item 1.01.

ITEM 9.01       FINANCIAL STATEMENTS AND EXHIBITS

(d)      Exhibits

See “Exhibit Index.”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MedicalCV, Inc.

Date: October 22, 2007	By:	/s/ Michael A. Brodeur
Michael A. Brodeur
Vice President, Finance and Chief Financial Officer

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EXHIBIT INDEX

Exhibit Number	Description

10	Settlement Agreement between MedicalCV, Inc. and J Giordano Securities LLC d/b/a J Giordano Securities Group, dated October 19, 2007.
99	Press Release, dated October 22, 2007.

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EXHIBIT 10

SETTLEMENT AGREEMENT AND RELEASE

THIS SETTLEMENT AGREEMENT (“Settlement Agreement”) is made and entered into this 19th day of October 2007 (the “Execution Date”), by and between J Giordano Securities LLC d/b/a J Giordano Securities Group (“JGSG”), a Delaware limited liability company, and MedicalCV, Inc. (“MedicalCV”), a Minnesota corporation (JGSG and MedicalCV are collectively referred to as the “Parties”).

WHEREAS, the Parties entered into an engagement agreement dated December 21, 2004, as amended on March 21, 2005 (as amended, the “Engagement Agreement”), pursuant to which JGSG agreed, among other obligations, to raise capital for MedicalCV through a private placement of MedicalCV securities (the “Private Placement”) in exchange for certain payments and certain rights. The Engagement Agreement is attached hereto as Exhibit A and incorporated by reference;

WHEREAS, the Private Placement closed on April 1, 2005, raising $13.6 million for MedicalCV, of which $9.55 million was raised from JGSG;

WHEREAS, MedicalCV paid JGSG cash commissions of $573,000 and issued JGSG a warrant for the purchase of 114,600 shares of common stock (on a post-reverse split adjusted basis) as compensation under the Engagement Agreement in connection with the Private Placement;

WHEREAS, JGSG filed a complaint for breach of the Engagement Agreement against MedicalCV in the United States District Court for the District of Connecticut, captioned J Giordano Securities LLC v. MedicalCV, Inc., Docket No. 3:06-CV-465(SRU) (the “Federal Action”), alleging that JGSG was entitled to additional compensation pursuant to certain financing activities by MedicalCV that occurred in December 2005, January 2006, and October 2006, as well as certain compensation relating to registration of the shares underlying the warrants issued to JGSG as compensation in connection with the Private Placement;

WHEREAS, MedicalCV moved to dismiss or stay the Federal Action and to compel arbitration before the National Association of Securities Dealers. The federal court granted the Motion, stayed the Federal Action and compelled arbitration;

WHEREAS, after the motion to compel arbitration was granted, JGSG filed a Statement of Claim in arbitration in the case captioned FINRA No. 06-03568 (the “Arbitration”). The Statement of Claim is attached hereto as Exhibit B and incorporated by reference;

WHEREAS, MedicalCV filed a Counterclaim in the Arbitration, alleging breach of the Engagement Agreement and fraud in the inducement. The Counterclaim is attached hereto as Exhibit C and incorporated by reference;

WHEREAS, JGSG filed an Amended Statement of Claim in the Arbitration. The Amended Statement of Claim is attached hereto as Exhibit D and incorporated by reference;

WHEREAS, without admission of any liability or wrongdoing, which is expressly denied by both Parties to this Agreement, the Parties desire to fully and finally settle and resolve all disputes, claims and matters in controversy among them; and

WHEREAS, it is understood and agreed that this Settlement Agreement is a compromise of disputed claims by and between the Parties hereto, it is further understood and agreed that neither this Settlement Agreement nor any of its terms shall be construed as an admission of fault or wrongdoing of any nature whatsoever in that any and all allegations of fault or wrongdoing have been and are expressly denied, and the Parties have entered into this Settlement Agreement solely to avoid the costs, uncertainty, and inconvenience associated with adversary proceedings;

NOW THEREFORE, in consideration of the foregoing and the mutual promises herein contained, and for valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto, intending to be legally bound, hereby represent and agree as follows:

TERMS AND CONDITIONS

1.             Settlement Payment.

a.             In consideration of and in return for the withdrawals and dismissals with prejudice in Section 2 hereof and the releases of Section 3 hereof, MedicalCV agrees to pay to JGSG $750,000 on or before October 22, 2007.

b.             The foregoing payment (the “Payment”) shall be made by:

wiring funds to
ABA Route#:
Account Name:
Account #:

2.             Withdrawals and Dismissals With Prejudice.  Upon the receipt of the Settlement Payment, (i) JGSG shall file a stipulation for dismissal of the Federal Action with prejudice, substantially in the form attached as Exhibit E, and (ii) the Parties shall file a stipulation withdrawing the Arbitration and dismissing the same with prejudice, substantially in the Form attached as Exhibit F.

3.             JGSG Release of MedicalCV.  Subject to receipt by JGSG of the Settlement Payment, JGSG and its past, present and future agents, representatives, members, shareholders, principals, attorneys, affiliates, parent corporations, subsidiaries, officers, directors, employees, predecessors, successors, licensees and assigns hereby release MedicalCV, and its past, present and future agents, representatives, shareholders, principals, attorneys, affiliates, parent corporations, subsidiaries, officers, directors, employees, predecessors, successors, licensees and assigns, from any and all claims, demands, and causes of action, suits, debts or liabilities of any kind, from the beginning of the world to and including the Execution Date, whether known or unknown, which were or could have been asserted in the Federal Action or Arbitration; provided, however, that nothing herein shall release or discharge MedicalCV from its obligations under this Agreement, including the specific payment obligations of MedicalCV as set forth in Section 1 hereof.

4.             MedicalCV Release of JGSG.  MedicalCV and its past, present and future agents, representatives, members, shareholders, principals, attorneys, affiliates, parent corporations, subsidiaries, officers, directors, employees, predecessors, successors, licensees and assigns hereby release JGSG, and its past, present and future agents, representatives, shareholders, principals, attorneys, affiliates, parent corporations, subsidiaries, officers, directors, employees, predecessors, successors, licensees and assigns, from any and all claims, demands, and causes of action, suits, debts or liabilities of any kind, from the beginning of the world to and including the Execution Date, whether known or unknown, which were or could have been asserted in the Federal Action or Arbitration; provided, however, that nothing herein shall release or discharge JGSG from its obligations under this Agreement.

5.             Non-Disparagement.  Except as otherwise required by law, the Parties hereto agree and covenant that they shall not make any statement, written or oral, in any forum or medium, or take any action in disparagement of the other party to the general public and/or any third party including their employees, and the potential customers of the other party. Notwithstanding the foregoing, and consistent with Section 7(viii) of this Agreement, each Party may continue to state that they believe that the other Party’s claims or counterclaims in the Federal Action or Arbitration were without merit.

6.             Costs.  Each of the Parties shall be responsible for its own costs, including but not limited to attorney’s fees and costs, associated with the Federal Action, the Arbitration and the negotiation and preparation of this Agreement. Nonetheless, in the event that legal action becomes necessary to enforce any provision of this Agreement, the prevailing party in that action shall be entitled to recover reasonable attorneys’ fees, plus all other reasonable costs incurred in connection with that enforcement action, from all Parties whose conduct led to the initiation of the enforcement action.

7.             Warranties, Representations and Acknowledgments.

a.             Each signatory hereto hereby covenants, warrants and represents as follows:

i.              Such person has the full authority and has been duly authorized to bind the Party or Parties for whom such person acts, and that his/her signature hereon and agreement hereto constitutes, evidences and creates a binding obligation of the Party on whose behalf said signatory has executed this Agreement;

ii.             All the provisions of this Agreement have been carefully read and are fully understood;

iii.            Such person is entering into this Agreement knowingly and voluntarily and that the Agreement is a product of good faith negotiations between the Parties;

iv.            Such person is executing this Agreement freely after having consulted with, or having had the opportunity to consult with, the attorneys of such person’s choice;

v.             In executing this Agreement, no reliance has been placed on any inducements, promises, or representations made by any other Party or that Party’s counsel, regarding the terms, effect, purpose or consequence of this Agreement.

vi.            Execution, delivery and performance of this Agreement has been duly and properly authorized by all necessary internal action of each of the Parties hereto;

vii.           The claims, suits, rights, and/or interests which are the subject matter of this Agreement, the Federal Action and the Arbitration are owned or controlled solely by the Party asserting same, and have not been assigned, conveyed, transferred or sold, and are free of encumbrance;

viii.          This Agreement is a compromise of disputed claims by and between the Parties hereto. Neither this Agreement nor any of its terms shall be construed as an admission of fault or wrongdoing of any nature whatsoever in that any and all allegations of fault or wrongdoing have been and are expressly denied. The Parties have entered into this Settlement Agreement solely to avoid the costs, uncertainty, and inconvenience associated with adversary proceedings;

8.             Assignability.  This Agreement is not assignable in part or in whole without the prior written consent of all other Parties.

9.             Modifications.  This Agreement may not be modified except in a writing signed by all the Parties.

10.           Successors and Assigns.  All of the provisions in this Agreement shall be binding upon the Parties hereto and their respective successors, assigns, heirs and executors and shall inure to the benefit of, and shall be enforceable by, the Parties and their respective successors, assigns, heirs and executors.

11.           Construction.  Each of the Parties has participated in the drafting and/or negotiation of this Agreement after consulting with counsel. Therefore, the language of this Agreement shall not be presumptively construed in favor of or against any of the Parties hereto.

12.           Headings.  The headings preceding the paragraphs and subparagraphs herein are for convenience of reference only, and shall not be deemed a part of this Agreement.

13.           Notices.  All notices or other communications to be sent to the Parties shall be addressed and sent by (a) certified mail, return receipt requested, postage prepaid, (b) overnight courier, (c) facsimile transmission and first class mail, or (d) by hand, to the Parties’ counsel at the following addresses, unless the other Parties hereto are notified, in writing, of a different address:

As to JGSG:

Mr. Jimmy Giordano

J Giordano Securities Group

1234 Summer Street

Stamford, CT  06901

with a copy to:

Dreier LLP

One Landmark Square, 20th Floor

Stamford, CT 06901

Attention:  Joseph M. Pastore III, Esq.

As to MedicalCV:

Mr. Marc P. Flores

President and Chief Executive Officer

MedicalCV, Inc.

9725 South Robert Trail
Inver Grove Heights, MN 55077

with a copy to:

Julie H. Firestone, Esq.

Briggs and Morgan, P.A.

2200 IDS Center

80 South 8th Street

Minneapolis, MN  55402-2156

14.           Additional Acts.  Each of the Parties shall, at its own expense, execute and deliver all documents and perform all further acts that may be reasonably necessary to effectuate the purposes and provisions of this Agreement.

15.           Governing Law and Jurisdiction.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Minnesota, without regard to Minnesota’s conflict of laws provisions. The Minnesota state and federal courts shall have exclusive jurisdiction over any controversies regarding this Agreement. The Parties herein consent to personal jurisdiction in the State of Minnesota. Notwithstanding the foregoing, any dispute arising for MedicalCV’s failure to make the Payment set forth in Section 1(b) herein, shall be heard exclusively by the Federal Court in the District of Connecticut.

16.           Counterparts.  This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement shall not be effective or binding on any Party until fully signed by all Parties.

17.           Entire Agreement.  This Agreement sets forth the entire agreement between the Parties with respect to the subject matter hereof. The “Whereas” clauses above are incorporated by reference into the Terms and Conditions of this Agreement. This Agreement supersedes any and all prior understandings and agreements between the Parties and neither Party shall have any obligation toward the other except as set forth in this Agreement.

IN WITNESS WHEREOF, the Parties have respectively signed these presents the day and year first written above.

J GIORDANO SECURITIES LLC		MEDICALCV, INC
d/b/a J GIORDANO SECURITIES
GROUP

By:	/s/ David Kronenberg	By:	/s/ Marc P. Flores
Name: David Kronenberg		Name: Marc P. Flores
Title: Chief Financial Officer		Title: President and Chief Executive Officer
Dated:	October 19, 2007	Dated:	October 19, 2007

EXHIBIT 99

Company Contact:

MedicalCV, Inc.	Marc P. Flores
(651) 452-3000	President and Chief Executive Officer

MedicalCV, Inc. and J Giordano Securities Group Agree to Settle Arbitration

MINNEAPOLIS—(BUSINESS WIRE)—October 22, 2007—MedicalCV, Inc. (OTC Bulletin Board: MCVI.OB), www.medcvinc.com, announced today that it has entered into a settlement agreement pursuant to which MedicalCV will pay J Giordano Securities Group $750,000 in cash. Without admitting any liability or wrongdoing, the parties entered into the settlement agreement to settle and resolve the disputes stemming from the parties’ December 2004 engagement agreement.

“Although we firmly believe that J Giordano’s claims were without merit, we determined, after careful consideration, to enter into the settlement agreement to avoid the costs, uncertainty and management resource allocation issues associated with protracted legal proceedings,” said Marc P. Flores, President and Chief Executive Officer of MedicalCV, Inc.

The dispute originally stemmed from a December 2004 engagement agreement. MedicalCV, Inc. previously paid J Giordano Securities Group cash commissions of $573,000 and issued a warrant for the purchase of 114,600 shares of common stock in connection with a private placement that generated gross cash proceeds of $13,600,000 in April 2005. In the arbitration, J Giordano Securities Group claimed it was entitled to alleged damages of $3,346,565 plus reimbursement for reasonable expenses, interest, costs and attorneys’ fees.

“With hearings scheduled for this week, our board determined it was in the best interests of our company and our shareholders to settle the matter rather than spending more to fight it, tying up management resources, and risk an adverse outcome,” Flores said.

About MedicalCV, Inc.

MedicalCV, Inc. is a medical device company that develops, manufactures and sells innovative, laser-based surgical ablation systems to create precise, clinically relevant lesions, or scars, in soft tissue and in cardiac tissue. The Company’s core products are the SOLAR™ and ATRILAZE™ Surgical Ablation Systems for use in soft and cardiac tissue ablation procedures, respectively. The ATRILAZE™ System has been utilized in concomitant open-heart and, by some cardiothoracic surgeons, in minimally invasive cardiac surgery procedures. The SOLAR™ System has been used in concomitant ablation procedures on both stopped and beating hearts. The Company’s common stock is traded on the OTC Bulletin Board under the symbol “MCVI.OB.”

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